AMENDMENT TO SUBSCRIPTION AGREEMENT
This Amendment (this “Amendment”) dated as of May 12, 2018, among (a) Concordia International Corp. (“Concordia”), (b) Concordia Healthcare (Canada) Limited (“CHCL”), (c) each of the affiliates and subsidiaries of Concordia listed on Schedule D to the Subscription Agreement (as defined below) (collectively, the “Subsidiary Guarantors”, and together with Concordia and CHCL, the “Company”), and (d) each of the other signatories hereto (each a Private Placement Party, as defined below) amends the Subscription Agreement dated as of May 1, 2018 (the “Subscription Agreement”) among Concordia, CHCL, the Subsidiary Guarantors, and the other signatories to the Subscription Agreement listed in Schedule E thereto (together with such signatories’ Permitted Transferees (as defined in the Subscription Agreement), each a “Private Placement Party” and collectively the “Private Placement Parties”). The Company and the Private Placement Parties that are signatories to this Amendment are collectively referred to in this Amendment as the “Parties” and each (including each such Private Placement Party, individually) is a “Party”.
WHEREAS the Company and the Private Placement Parties are party to the Subscription Agreement, pursuant to which each Private Placement Party agreed to, among other things, purchase (on a several and not joint basis) its respective Private Placement Shares based on its respective Private Placement Commitment (each as defined in the Subscription Agreement), on the terms and conditions set forth in the Subscription Agreement;
AND WHEREAS the Parties wish to make certain amendments to the Subscription Agreement in accordance with the terms thereof;
AND WHEREAS capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Subscription Agreement;
AND WHEREAS all sections and paragraphs referenced herein are to the Subscription Agreement unless stated otherwise.
NOW THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the Parties hereby amend the Subscription Agreement as follows:
1.Amendments
(a)    Section 9(b) of the Subscription Agreement is hereby amended by deleting the words “May 12, 2018” and replacing such words with the words “May 14, 2018”.
(b)    Section 10(b) of the Subscription Agreement is hereby amended by deleting the words “May 13, 2018” and replacing such words with the words “May 15, 2018”.
2.    Full Force and Effect. The Subscription Agreement shall not be amended or otherwise modified by this Amendment except as set forth in Section 1 of this Amendment. Except as amended by this Amendment, the Subscription Agreement shall continue to be and shall remain in full force and effect in accordance with its terms. All references to the “Agreement”, “herein”, “hereof”, “hereunder” or words of similar import in the Subscription Agreement shall be deemed to include the Subscription Agreement as amended by this Amendment.

3.    Reservation of Rights. Nothing contained in this Amendment constitutes a waiver of any default that may heretofore or hereafter occur or have occurred and be continuing under the Subscription Agreement. Except as expressly provided herein, the execution and delivery of this Amendment does not: (i) extend the terms of the Subscription Agreement; (ii) give rise to any obligation on the part of any Party to extend, modify, alter, amend or waive any term or condition of Subscription Agreement or otherwise prejudice any rights or remedies which any Party now has or may have in the future; or (iii) give rise to any defences, setoffs, reductions or counterclaims to any Party right to enforce, exercise and enjoy the benefits of their respective rights and remedies under the Subscription Agreement.
4.    Miscellaneous
(a)    The headings of the Sections of this Amendment have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.
(b)    Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.
(c)    This Amendment shall be governed by the laws of the Province of Ontario and the federal laws applicable therein.
(d)    This Amendment may be signed in counterparts, each of which, when taken together, shall be deemed an original. Execution of this Amendment is effective if a signature is delivered by facsimile transmission or electronic (e.g., pdf) transmission.
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This Amendment has been agreed and accepted on the date first written above.

CONCORDIA INTERNATIONAL CORP.
Per:	(signed) “David Price”
Name: David Price
Title: Chief Financial Officer

CONCORDIA HEALTHCARE (CANADA) LIMITED
Per:	(signed) “David Price”
Name: David Price
Title: Director

CONCORDIA INVESTMENTS (JERSEY) LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

CONCORDIA FINANCING (JERSEY) LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

Signature Page – Amendment to the Subscription Agreement

CONCORDIA PHARMACEUTICALS INC., S.A R.L
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

CONCORDIA LABORATORIES INC., S.A R.L
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

AMDIPHARM HOLDINGS S.A R.L
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

AMDIPHARM AG
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

Signature Page – Amendment to the Subscription Agreement

AMDIPHARM B.V.
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

AMDIPHARM LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

AMDIPHARM MERCURY HOLDCO UK LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

AMDIPHARM MERCURY UK LTD
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

Signature Page – Amendment to the Subscription Agreement

CONCORDIA HOLDINGS (JERSEY) LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

AMDIPHARM MERCURY INTERNATIONAL LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

CONCORDIA INVESTMENT HOLDINGS (UK) LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

MERCURY PHARMA GROUP LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

Signature Page – Amendment to the Subscription Agreement

CONCORDIA INTERNATIONAL RX (UK) LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

ABCUR AB
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

MERCURY PHARMACEUTICALS LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

FOCUS PHARMA HOLDINGS LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

Signature Page – Amendment to the Subscription Agreement

FOCUS PHARMACEUTICALS LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

MERCURY PHARMA (GENERICS) LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

MERCURY PHARMACEUTICALS (IRELAND) LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

MERCURY PHARMA INTERNATIONAL LIMITED
Per:	(signed) “Adeel Ahmad”
Name: Adeel Ahmad
Title: Director

Signature Page – Amendment to the Subscription Agreement

STRICTLY CONFIDENTIAL

Full Legal Name of Private Placement Party: [Redacted in accordance with Section 14 of this Agreement]		Authorized Signature(s): [Redacted]
	Per:	[Redacted]
Name [Redacted]
Title [Redacted]

Signature Page – Amendment to the Subscription Agreement